

November 24, 2010

By U.S. Mail and facsimile to 011-562-671-6554

Gabriel Montoya
Chief Financial Officer
  c/o Robert Moreno Heimlich
Banco Santander Chile
Bandera 140, 19th Floor
Santiago, Chile

>   **Re: Banco Santander Chile**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **File No. 001-14554**

Dear Mr. Montoya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospectus

Provision for Loan Losses, page 59

1. Please revise future filings to disclose in a tabular format the amount of each component that comprise loans classified as substandard at each period end presented. We note your disclosure of the components of these loans in note 5 on page 59.

2. We note your disclosure that you classify all renegotiated <u>consumer</u> loans as substandard. Please revise future filings to disclose if other (commercial, etc.) renegotiated loans are classified as substandard. If not, explain why you do not consider them substandard.

3. We note your disclosure that all commercial loans at risk of default are classified as substandard. Please revise future filings to explain the criteria you use to determine if a commercial loan is at risk of default.

4. Please revise future filings to disclose in a tabular format a breakdown of total renegotiated loans by loan category (commercial, consumer, residential mortgage, etc.) and by whether they are classified as performing or non-performing at each period end presented.

5. Please revise future filings to discuss the types of concessions you use most often when renegotiating loans (reduction in interest rate, payment extensions, forgiveness of principal, etc) and your success rate.

6. We note your disclosure on pages 60 and 104 related to recoveries of loans previously charged-off. Please revise future filings to disclose here and in Note 1, when and where you recognize loan recoveries in your financial statements. Additionally, clearly disclose if and where these amounts are reflected in the rollforward of your allowance for loan losses as presented on both pages 104 and F-74.

Analysis of Loan Loss Allowance, page 103

7. Please revise future filings to present the ratio of net charge offs to <u>average</u> loans outstanding for all periods as required by Item IV.A of Industry Guide 3.

Item 18. Financial Statements

Consolidated Statements of Income, page F-3

8. We note that you present a subtotal for "Operating Income" as well as a different subtotal for "Total Operating Income". It appears confusing to have two subtotals with the same title and different amounts on the face of your Consolidated Statements of Income. Further, your line item title of "Total Operating Income" does not appear to accurately describe the components of that subtotal, since it appears to include various revenue line items net of interest expense. Please consider revising these line items to more accurately and transparently the amounts reflected in those subtotals.

Consolidated Statement of Comprehensive Income, page F-4

9. Please revise future filings to disclose the reclassification adjustments related to the components of other comprehensive income. Refer to paragraph 92 of IAS 1.

Consolidated Statement of Cash Flows, page F-6

10. Please tell us why the provision for loan losses presented in the operating activities section does not agree to the amount presented in the statements of income on page F-3. Please revise future filings to provide a reconciliation accompanied by a transparent explanation of the basis for the difference. To the extent these adjustments are offset elsewhere in your Statement of Cash Flows, please revise to identify where.

Note 1 – Summary of Significant Accounting Policies

i)1. Interest revenue, interest expense and similar items, page F-21

11. You disclose that the recognition of accrued interest is suspended transactions which are past due 90 days or more, when it originated from a refinancing or renegotiation, or when you believe the debtor poses a high risk of default. Please revise future filings to clarify your interest accrual policies on impaired loans to specify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. If you do not, please tell us how you apply the guidance in paragraph AG93 of IAS 39.

Note 2 – First Time Adoption of Financial International Reporting Standards

c) Opening Consolidated Statements of Financial Position under IFRS, page F-38

12. Please tell us in more detail the nature of the adjustments to loans and accounts receivable from customers as of January 1, 2008 and December 31, 2008 and the amount of each adjustment on a gross basis.

f) Description of principal adjustments, page F-44

General

13. We note your disclosure in your December 31, 2008 Form 20-F which states your allowance for loan losses is in accordance with regulations issued by the Superintendency of Banks and Financial Institutions (SBIF). We also note your disclosure on page 99 that voluntary reserves that cover no specific risk are no longer permitted and your disclosure on page 22 of your Form 6-K filed on November 10, 2010 that your expected loss is

based on internal credit models and SBIF guidelines and that you must have 100% coverage of expected losses. Please address the following:

a. Tell us if the SBIF regulations require an expected loss approach which recognizes losses expected to be incurred in the future in estimating the allowance for loan losses.

b. Tell us if your allowance for loan loss methodology under Chilean GAAP as presented in your December 31, 2008 Form 20-F used an expected loss approach. If not and the SBIF regulations require an expected loss approach, please tell us how your methodology was consistent with regulations issued by the SBIF.

c. Further, if your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, tell us why you did not present an adjustment for a difference in your allowance methodology in your reconciliation to U.S. GAAP in your 2008 Form 20-F.

d. If your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, please quantify the difference in your allowance for loan losses under an expected loss approach as compared to an incurred loss approach under IFRS and tell us why you do not disclose a change in your accounting policies upon your adoption of IFRS as issued by the IASB.

e. Please tell us if your loan loss methodology at December 31, 2009 is based on an incurred loss or expected loss methodology. If you use an expected loss methodology, please tell us how your methodology is consistent with IFRS guidance. If it is an incurred loss methodology, please revise your disclosure in future filings to use only terminology consistent with this methodology.

iii. Price-level restatement, page F-46

14. Please provide us your accounting analysis which explains in detail how the guidance in paragraph 22 of IFRS 1 supports you not reversing the price-level restatement prior to December 31, 2007.

15. Please provide us your accounting analysis which includes supporting accounting guidance to not reverse the price-level restatement for your paid-in capital and reserves as of December 31, 2008.

vi. Charge-off of loans, page F-47

16. You disclose that charge-offs were formerly determined on a "quota by quota" basis before your adoption of IFRS as of January 1, 2008. In future filings, please revise to

more clearly describe your former methodology for determining when to charge-off a loan. More clearly disclose how the change in charge-off triggers as part of your adoption of IFRS is reflected in your historical charge-offs for the last five years. Specifically identify the extent to which the speed of charge-offs was affected and how this change has affected the amounts you charged off during 2008 and 2009. To the extent possible, quantify the amount by which your charge-offs would have been higher or lower during 2008 and 2009 had you been historically applying IFRS for the last several years.

Note 10 – Loans and Accounts Receivables from Customers

c) Allowances, page F-74

17. We note your disclosure here of total "allowances established" of MCh$398,409 and MCh$326,086 versus your disclosure of total "allowances established" of MCh$398,416 and MCh$326,121 on page 104 for the years ended December 31, 2009 and 2008, respectively. In addition, we note that none of these disclosed amounts agrees to your reported "provision for loan losses" expense on the face of your Statements of Income of MCh$333,847 and MCh$287,983 as of December 31, 2009 and 2008. Please tell us and revise future filings to describe the relationship between, and provide a reconciliation of, the amounts "allowances established," "allowances released" and "provision for loan losses." Further, please revise future filings to ensure the amounts entitled "allowances established" are consistently disclosed throughout your filing.

Note 25 – Equity, page F-110

18. Please revise future filings to disclose the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

Note 28 – Interest Income and Expense, page F-117

19. Please revise future filings to describe the nature of and tell us the basis for the adjustments presented in your table.

Note 39 – Risk Management: Credit Risk, page F-145

20. We note your disclosure on page F-149 which states that loans categorized as "C" or "D" pertains to impaired loans. Please confirm that these loans were individually determined to be impaired as at the end of the reporting period which is required to be disclosed by paragraph 37(b) of IFRS 7. If so, please clarify your disclosure in future filings. If not, please tell us where you disclose this information.

21. Please tell us and revise future filings to describe the relationship between, and provide a reconciliation of, total individually impaired loans and total substandard loans at each period end.

Form 6-K filed September 13, 2010

Note 9 – Loans and Accounts Receivable from Customers, page 58

22. Given the recent downturn in the worldwide economy and, in particular, the deterioration in credit quality and credit trends within the financial services industry, we believe it would be useful to readers to provide information related to past due, non-performing and substandard loans for interim periods. Accordingly, please revise future interim financial information, to the extent that it is filed with us, to disclose information related to past due, non-performing and substandard loans similar to what you disclosed on page 102 of your Form 20-F.

Form 6-K filed November 10, 2010

23. We note you increased the minimum provision recognized for most risk profiles of performing consumer loans which increased your provision expense by Ch$27,793 in the quarter ended September 30, 2010. Please tell us in detail how you analyze the minimum provisions required for performing loans, how you determined that your minimum provision for consumer loans prior to September 30, 2010 was not adequate and how you determined the appropriate adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3437 with any questions.

Sincerely,

Michael Volley
Staff Accountant